02056071

EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR AUGUST 27, 2002

Telekom Austria AG
(Exact name of Registrant as specified in its charter)

Telekom Austria, Incorporated
(Translation of Registrant's name into English)

Schwarzenbergplatz 3
1010 Vienna, Austria
(011) 43 590-5910
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELEKOM AUSTRIA AG

TABLE OF CONTENTS

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995. The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Form 6-K contains certain forward-looking statements. Actual operational and financial results may differ materially from Telekom Austria's expectations contained in the forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include the level of demand for telecommunications services or equipment, particularly with regard to access lines, traffic, bandwidth and new products; competitive forces in liberalized markets, including pricing pressures, technological developments, alternative routing developments and new access technologies, and our ability to retain market share in the face of competition from existing and new market entrants; the effects of our tariff reduction or other marketing initiatives; the regulatory developments and changes, including with respect to the levels of tariffs, the terms of interconnection, unbundling of access lines and international settlement arrangements; our ability to achieve cost savings and realize productivity improvements; the success of new business, operating and financial initiatives, many of which involve start-up costs, and new systems and applications, particularly with regard to the integration of service offerings; our ability to secure the licenses we need to offer new services and the cost of these licenses and related network infrastructure build-outs; the progress of our domestic and international investments, joint ventures and alliances, including the strategic partnership with Telecom Italia and its subsidiaries; the impact of our new business strategies and transformation program; the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital expenditures; the outcome of litigation in which we are involved; the level of demand in the market for our shares which can affect our business strategies; changes in the law including with respect to regulatory, civil servants and social security law, including pensions and tax law; and general economic conditions, government and regulatory policies, and business conditions in the markets we serve. The ability to achieve the projected results are also subject to the general risks associated with the Company's business, as described in its previously filed Registration Statement and Annual Report on Form 20-F.

ITEM 1

Telekom Austria Group
Results for the First Half 2002

- Total managed Group revenues of EUR 1.9billion (+0.2%)
- Consolidated net profit of Telekom Austria AG turns positive from EUR (35.5)million to EUR 54.4million
- Total managed Group EBITDA (excluding costs for idle workforce) rises by 12.5% to EUR 794.5million
- Capital expenditures fall by 21.7%
- Following the acquisition of a 25% stake in Mobilkom Austria consolidated net debt amounts to EUR 3.43billion
- Stabilization of fixed line market shares while margins benefit from further cost cutting; wireline EBITDA (incl. Data & Internet) rises by 6.6% to EUR 443.4million
- Wireless results benefit from lower cost base in Austria and growth of foreign operations; EBITDA rises by 21.0% to EUR 351.4million

Note: All financial figures according to U.S.-GAAP; if not defined otherwise, all comparisons are given year-on-year

Vienna, August 27 2002 -- Telekom Austria AG (VSE:TKA; NYSE:TKA) today announced its results for the first half year and the second quarter 2002 ending on June 30, 2002.

With total managed revenues up by 0.2% to EUR 1,897.8million, consolidated net profit of Telekom Austria AG, which includes Mobilkom Austria on an at-equity basis, turned positive from EUR (35.5)million in the first half 2001 to EUR 54.4million in the first half 2002. Earnings per share improved in parallel from EUR (0.07) to EUR 0.11.

Telekom Austria increased its total managed EBITDA by 12.5% to EUR 794.5million due to rising contributions from mobile and cost-cutting efforts in the wireline business segments. Total managed EBIT rose by 86.9% to EUR 243.2million.

Although capital expenditures for the group accelerated during the second quarter, as expected, they declined during the first half year for the Group as whole by 21.7% to EUR 232.9million from EUR 297.5million in the first half 2001.

Consolidated net debt increased by only EUR 151.1million to EUR 3.433.2million despite the acquisition of the 25%-stake in Mobilkom Austria for EUR 692.8million. Excluding this acquisition net debt would have decreased to EUR 2,740.4million.

Financial highlights

in EUR million	2Q 02	2Q 01	% change	1H 02	1H 01	% change	1H 01*** unadjusted
Total managed revenues	935.3	949.6	-1.5%	1,897.8	1,893.7	0.2%	1,935.3
Results excluding idle workforce costs:							
Total managed EBITDA	380.6	330.9	15.0%	794.5	706.1	12.5%	
Total managed EBIT	102.2	32.8	211.6%	243.2	130.1	86.9%	
Costs for idle work force*	9.2	14.9	-38.3%	18.9	19.1	-1.0%	
Results including idle workforce costs:							
Total managed EBITDA	371.4	316.0	17.5%	775.6	687.0	12.9%	
Total managed EBIT	93.0	17.9	419.6%	224.3	111.0	102.1%	
Net profit (loss) of Telekom Austria AG with Mobilkom Austria at-equity	16.9	-45.8	-	54.4	-35.5	-	
Earning per share (in EUR)	0.04	-0.09	-	0.11	-0.07	-	
Capital expenditures**	151.9	171.1	-11.2%	232.9	297.5	-21.7%	
in EUR million				30/06/02	31/12/01	% change	
Net debt - Telekom Austria Group				3,433.2	3,282.1	4.6%	

Total managed figures show group figures including the results of the mobile communications business segment. EBIT is defined as operating income excluding costs for idle workforce, EBITDA as EBIT excluding depreciation and amortization expenses.

* Costs for idle workforce, which are excluded from total managed EBITDA and EBIT, include costs for employees who have been released or transferred from the workforce, cash settlements for civil servants who have agreed to leave with severance packages as well as cost for employees who have been on medical leave and have applied for early retirement. Costs for idle workforce amounted to EUR 18.9million in the first half 2002, compared with EUR 19.1million in the first half 2001. For the full year 2002 costs for idle workforce are expected to be about EUR 50million.

** Additions to property, plant & equipment

*** The change of the invoicing system with alternative telecommunication companies following a decision by the regulatory body resulted in a reduction of revenues in 2002 as the amounts are now only invoiced net of interconnection fees charged to Telekom Austria for terminated calls from alternative telecommunication companies. This netting of revenues and operating expenses leads to a reduction of revenues without impacting EBITDA. The figures for the first half 2001 have been adjusted for comparative purposes, reducing fixed line revenues by EUR 135.4million and total managed revenues by EUR 42.4million. Where appropriate, this release also shows unadjusted figures.

Accounting impact following the acquisition of the remaining 25% of Mobilkom Austria

Prior to June 28, 2002, Telekom Austria held a 74.999% stake in Mobilkom Austria. Due to certain participating rights held by the minority shareholder, Telecom Italia Mobile (TIM), Telekom Austria's investment in Mobilkom Austria was accounted for under the equity method.

On June 28, 2002, Telekom Austria acquired TIM's stake in Mobilkom Austria through the acquisition of 100% of AUTEL. Autel is a holding company whose main asset is a 25.001% equity interest in Mobilkom Austria.

Telekom Austria has consolidated the balance sheet of Mobilkom Austria for the first time as of June 30, 2002, while the consolidated statement of operations for the six months ending June 30, 2002, continues to account for Telekom Austria's 75% interest in earnings of Mobilkom Austria under the equity method although Telekom Austria is contractually entitled to 100% of Mobilkom Austria's full year earnings for the financial year 2002. Future statements of operations will fully consolidate Mobilkom Austria's results of operations.

The aggregate purchase price for the 25% interest in Mobilkom Austria was EUR 692.8million, including EUR 2.8million of acquisition related costs. EUR 506.5million of the purchase price have been allocated to goodwill.

Group Review

Revenues

During the first half of 2002, total managed revenues rose by 0.2% to EUR 1.9billion, compared with the first half 2001. The increased marketing of lower priced tariff packages, which helped to stop fixed line market share losses, contributed to the reduction of fixed line revenues by 9.2% to EUR 1,007.0million during the first half of the year. Overall market share in the fixed line segment amounted to 55.3% a the end of June 2002, representing a decline compared with year-end 2001 (56.2%) but a slight increase compared with the end of March 2002 (55.1%). Mobile communications revenues, which increased by 10.2% to EUR 906.9million in the first half 2002, continue to be driven both by the domestic and foreign operations. The increase in data communications revenues during the first half amounts to 4.2%, and Internet revenues were up by 43.6%.

in EUR million	2Q 02	2Q 01	% change	1H 02	1H 01	% change	1H 01 unadjusted
Fixed line	494.4	541.3	-8.7%	1,007.0	1,109.0	-9.2%	1,244.4
Mobile communications	454.7	411.1	10.6%	906.9	823.3	10.2%	822.5
Data communications	80.5	77.9	3.3%	157.8	151.5	4.2%	151.5
Internet	27.8	20.7	34.3%	56.3	39.2	43.6%	39.2
Other & eliminations	-122.1	-101.4	20.4%	-230.2	-229.3	0.4%	-322.3
Total managed revenues	935.3	949.6	-1.5%	1,897.8	1,893.7	0.2%	1,935.3

EBITDA, excluding costs for idle workforce

Total managed EBITDA of all business segments grew by 12.5% to EUR 794.5million during the first half of the year. Fixed line EBITDA was stable in the first half of 2002, compared with the same period last year in spite of lower revenues, primarily due to further cost cutting but also because of the reversal of provisions related to the early retirement program.

Although mobile communications showed seasonally weaker margins in the second quarter 2002, EBITDA for the first half 2002 grew by 21.0% to EUR 351.4million. In data communications, EBITDA more than doubled to EUR 27.7million during the first half 2002 and in Internet negative EBITDA was reduced from EUR (14.1)million to EUR (4.0)million.

in EUR million	2Q 02	2Q 01	% change	1H 02	1H 01	% change
Fixed line*	208.6	208.5	0.0%	419.8	418.7	0.3%
Mobile communications	163.2	131.0	24.6%	351.4	290.3	21.0%
Data communications	11.6	3.3	251.5%	27.7	11.2	147.3%
Internet	-2.4	-11.9	79.8%	-4.0	-14.1	71.6%
Other & eliminations	-0.4	0.0	-	-0.4	0.0	-
Total managed EBITDA*	380.6	330.9	15.0%	794.5	706.1	12.5%

* excluding costs for idle workforce

Including costs of idle workforce the growth in total managed EBITDA amounts to 12.9% to EUR 775.6million during the first half of 2002, and in the fixed line segment EBITDA rose by 0.3% to EUR 400.9million.

EBIT, excluding costs for idle workforce

Total managed EBIT of Telekom Austria Group increased by 86.9% to EUR 243.2million during the first half 2002. Depreciation and amortization expense fell in line with lower capital expenditures, especially in the fixed line business segment. In the first half 2001, the item "other & eliminations" consists almost entirely of the amortization expense for the goodwill in Czech On Line. Upon adoption of SFAS 142 "Goodwill and other Intangible Assets" Telekom Austria has ceased the amortization of goodwill beginning January 1, 2002.

in EUR million	2Q 02	2Q 01	% change	1H 02	1H 01	% change
Fixed line*	8.8	-0.8	-	23.6	9.1	159.3%
Mobile communications	95.9	63.7	50.5%	218.2	166.3	31.2%
Data communications	2.4	-4.4	-	10.2	-4.4	-
Internet	-4.9	-13.5	63.7%	-8.7	-19.0	54.2%
Other & eliminations	0.0	-12.2	-	-0.1	-21.9	99.5%
Total managed EBIT*	102.2	32.8	211.6%	243.2	130.1	86.9%

* excluding costs for idle workforce

Including idle workforce total managed EBIT more than doubled to EUR 224.3million (+102.1%) during the first half 2002, in the fixed line business segment EBIT improved from EUR (10.0)million to EUR 4.7million.

Consolidated net profit

Net interest expense declined during the first half 2002 to EUR 67.7million down from EUR 84.6million during the same period last year. Equity in earnings of affiliates continues to include primarily the equity income from the 75% participation held in Mobilkom Austria until the end of June 2002. Income tax expense was calculated upon the estimated effective tax rate of 31.3% for the full year.

The consolidated net income of Telekom Austria AG improved from EUR (35.5)million in first half of 2001 to EUR 54.4million in the first half of 2002. This represents an increase in earnings per share from EUR (0.07) to EUR 0.11.

Capital expenditures

Additions to property, plant and equipment (capital expenditures):

in EUR million	2Q 02	2Q 01	% change	1H 02	1H 01	% change
Wireline*	63.3	84.3	-24.9%	103.8	162.4	-36.1%
Mobile communications	88.6	86.8	2.1%	129.1	135.1	-4.4%
Telekom Austria Group	151.9	171.1	-11.2%	232.9	297.5	-21.7%

* includes fixed line, data communications and Internet

For the Telekom Austria Group additions to property, plant and equipment fell by 21.7% to EUR 232.9 million during the first half of 2002. This development demonstrates the group's full commitment to further reducing capital expenditures. Although capital expenditures traditionally rise towards the end of the year, the full year figure is expected to fall to EUR 750million which is below forecasts at the beginning of the year.

The majority of capital expenditure in the wireline business unit was dedicated to the fixed line segment at 84.3%, with 9.5% into data communications and 6.2% into the Internet business segment. 55% of fixed line capital expenditures were spent on broadband activities. In mobile communications 69.3% was spent in Austria, 22.9% in Croatia and the remainder primarily in Slovenia.

Net debt

Reflecting Telekom Austria strong cash flow generation capabilities consolidated net debt of Telekom Austria Group increased only by EUR 151.1million since the end of year 2001 to EUR 3,433.2million as per end of June 2002, despite the purchase price of EUR 692.8million for the Mobilkom Austria stake, which was financed by cash. Excluding the acquisition of the 25% stake in Mobilkom Austria, net debt would have fallen by EUR 541.7million to EUR 2,740.4million. Net gearing increased slightly from 131.3% at year-end 2001 to 134.0% at the end of the first half 2002.

The development of net debt includes the impact of the sale of trade receivables both in Telekom Austria and Mobilkom Austria to a Qualifying Special Purpose Entity (QSPE) unrelated to both companies, in connection with a revolving-period securitization for the amount of EUR 287.6million. Net cash received from the QSPE amounts to EUR 283.5million.

Personnel

	End of period			Average of period		
	30/06/02	30/06/01	change	1H 02	1H 01	change
Fixed Line *	11,033	13,322	-2,289	11,424	13,786	-2,362
Mobile communications	3,518	3,285	233	3,487	3,103	384
Data communications	852	914	-62	867	933	-66
Internet	359	307	52	373	268	105
Telekom Austria Group	15,762	17,828	-2,066	16,151	18,090	-1,939
* including idle workforce	602	957	-355	812	612	200

Headcount reduction was accelerated during the second quarter of the year. Compared with the end of June 2001, fixed line headcount fell by 2,289; for the group as whole the reduction amounts to 2,066 (all figures including idle workforce). During the first half 2002 the number of personnel in the fixed line segment fell by 870 compared with year-end 2001 putting Telekom Austria on track to achieve the full year target for the headcount reduction of up to 1,500.

Outlook for the business year 2002

In the fixed line business, efforts will be concentrated on continuing the positive trend in Telekom Austria's market share. The focus of the marketing effort will be to enhance the company's product portfolio as well as to upgrade its distribution capabilities in the corporate sector. The overall goal is to maximize traffic volume while at the same time cutting costs to mitigate the effects of the tariff reductions.

In data communications, Telekom Austria expects the overall improvement of margins compared with last year to continue, in spite of some weakening during the second quarter due to one-off-items.

In the Internet business, demand is expected to be less than originally expected. The resulting reduced growth in revenues should be outbalanced by lower costs.

Although competition is expected to be intensifying during the second half of the year, the Austrian mobile communications business should continue to deliver a solid operating performance. Revenues and earnings will also be driven by a growing contribution from the foreign subsidiaries.

On the group level, Telekom Austria remains on track for a slight increase in total managed EBITDA and a further improvement in net result in 2002.

Results by Business Segment:

Fixed Line Services

in EUR million	2Q 02	2Q 01	% change	1H 02	1H 01	% change	1H 01 unadjusted
Revenues	494.4	541.3	-8.7%	1,007.0	1,109.0	-9.2%	1,244.4
EBITDA*	208.6	208.5	0.0%	419.8	418.7	0.3%	
EBIT*	8.8	-0.8	-	23.6	9.1	159.3%	
* excluding costs for idle work force	9.2	14.9	-38.3%	18.9	19.1	-1.0%	

For the first time since the liberalisation of the Austrian telecommunications market, the fixed line segment managed to increase its market share during the second quarter of the year. Including Internet dial-up the overall market share based on minutes rose from 55.1% at the end of the March 2002 to 55.3% at the end of June. At the end of 2001 market share amounted to 56.2%. In voice alone, the market share increase during the second quarter 2002 amounts to 0.8 percentage points, compared with the first quarter of the current business year. This is primarily a result of the increased promotion of lower priced TikTak tariff packages which reached 519,000 at the end of June 2002 (+145% compared with year end 2001).

The decline in voice and Internet dial-up minutes continued to slow during the second quarter 2002. Total volume fell by 9.8% during the second quarter 2002, compared with the same period last year to a level of 2,439million minutes. In voice traffic the year-on-year decline fell from 16.6% during the first quarter 2002 to 11.4% during the second quarter.

The number of access lines fell by 1.1% to 3.13million, compared with year end 2001, with a 2.0% decline in PSTN lines and a 5.1% increase in ISDN lines. Total access channels remained flat at 3.8million. The number of ADSL lines grew by 35,400 during the first half 2002 to 136,000 at the end of June, including 22,100 lines sold to wholesale customers.

Fixed line revenues declined by 8.7% to EUR 494.4million during the second quarter 2002 compared with the same period last year. The decline is a result of the lower market share compared with last year, actions taken to improve Telekom Austria's market position through lowering tariffs as well as continued pressure in the business market. Overall, this led to a reduction in traffic revenues by 25.1% during the second quarter 2002, compared with the same period last year. Revenues from monthly rentals fell by 3.2% in the second quarter 2002, compared with the same period last year due to the lower number of access lines in the corresponding period.

During the second quarter 2002, EBITDA (excluding idle workforce) shows a stable development, compared with the same period last year, and amounted to EUR 208.6million. This includes EUR 25.5million of reversals of early retirement provisions as a result of people moving earlier than expected from the early retirement program into government funded regular retirement primarily due to a new law which was enacted on January 1, 2002. This reduces Telekom Austria's liabilities and will improve future cash flows. Excluding the impact of these reversals, EBITDA fell by 12.2% to EUR 185.6million, as more than half of the revenue reduction could be offset by cost cuts. EBIT (excluding idle workforce) rose from EUR (0.8)million during the second quarter 2001 to EUR 8.8million in 2002.

Mobile Communications

in EUR million	2Q 02	2Q 01	% change	1H 02	1H 01	% change
Revenues	454.7	411.1	10.6%	906.9	823.3	10.2%
EBITDA	163.2	131.0	24.6%	351.4	290.3	21.0%
EBIT	95.9	63.7	50.5%	218.2	166.3	31.2%

On June 28, 2002, Telekom Austria acquired TIM's 25% stake in Mobilkom Austria for a total purchase price of EUR 692.8million. The transaction gives Telekom Austria full control over Mobilkom Austria, full access to its strong cash flows and increased future strategic flexibility.

The mobile communications business segment continued to show operational strength during the second quarter of the year both in its domestic and foreign operations, in spite of seasonally weaker margins. Quarterly figures show a rise in revenues of 10.6% to EUR 454.7million, compared with the same period last year. EBITDA was up by 24.6% to EUR 163.2million, while EBIT rose by 50.5% to EUR 95.9million. Compared with year end 2001 the total number of subscribers in the mobile communications business segment grew by 4.4% to 4.15million by the end of first half 2002.

In Austria, the number of subscribers grew by 1.5% to 2.89million as of June 30, 2002, compared to year-end 2001, with the share of contract subscribers increasing to 51.2%. Quarterly GSM churn rate fell from 5.0% in the second quarter 2001 to 4.1% in 2002. Mobile penetration reached 83.1% and Mobilkom Austria showed a market share of 42.8% at the end of June 2002, a slight rise compared to 42.6% at the end of March 2002. The analogue network was shut-down as per end of February, which resulted in 55,000 - mainly prepaid - customers being taken out of the subscriber base. Due to focused marketing activities, a high share of these analogue customers had already migrated to the digital network during the preceding months. During the second quarter 2002 Mobilkom Austria strengthened its position as the leading innovator by being the first to introduce multimedia messaging services (MMS) in the Austrian market.

Mobilkom Austria increased its revenues by 6.6% to EUR 365.9million during the second quarter of the year, profiting from the increased subscriber base and a further rise in the monthly average revenue per user (ARPU), which rose from EUR 33.6 during the second quarter 2001 to EUR 36.0 in the same period in 2002. EBITDA rose by 17.4% to EUR 133.6million and EBIT by 20.7% to EUR 83.5million during the second quarter 2002.

In Croatia, VIPnet increased its subscriber numbers by 11.8% to 956,900, compared with year end 2001 until June 30, 2002. Market share rose to 48.1% at the end of the second quarter 2002, up from 47.6% at the end of the first quarter 2002. Croatian mobile penetration amounted to 45.3% at the end of June 2002. Quarterly revenues of VIPnet rose by 25.1% to EUR 72.7million, EBITDA amounted to EUR 29.4million (+30.1%) and EBIT to EUR 15.6million (+25.8%). In May 2002, Mobilkom Austria purchased an additional 5% of VIPnet for EUR 11.1million, bringing its participation to 71%.

Si.mobil in Slovenia increased its subscriber figures by 11.3% to 300.000 as per end of June 2002, compared with year end 2001 and increased its market share slightly to 21.7% during the second quarter 2002. Mobile penetration amounted to 69.4% at the end of June 2002 in Slovenia. Si.mobil increased its revenues by 71.2% to EUR 19.0million during the second quarter 2002, compared with same period last year, and broke-even at the EBITDA level with EUR 0.4million (2Q 2001: EUR (5.6)million). Negative EBIT fell from EUR (7.1)million in the second quarter 2001 to EUR (2.8)million in 2002. As Si.mobil was acquired in February 2002, 2001 half-year figures include only four months of operations.

Data Communications

in EUR million	2Q 02	2Q 01	% change	1H 02	1H 01	% change
Revenues	80.5	77.9	3.3%	157.8	151.5	4.2%
EBITDA	11.6	3.3	251.5%	27.7	11.2	147.3%
EBIT	2.4	-4.4	-	10.2	-4.4	-

In spite of intensified competition, the data communications segment managed to increase revenues by 3.3% during the second quarter 2002, compared with the same period last year, to a level of EUR 80.5million. The main drivers for higher revenues were value added products including corporate networks, Datacash, which profited from the increased use of cash terminals due to the introduction of the EURO and Dataweb allowing customers access to legal and economic databases.

While EBITDA rose from EUR 3.3million in the second quarter 2001 to EUR 11.6millon in 2002, EBITDA margin declined from 20.8% seen in the first quarter 2002 to 14.4%, primarily due to higher bad debt expense. EBIT rose from (4.4)million in the second quarter 2001 to EUR 2.4million in 2002.

Internet

in EUR million	2Q 02	2Q 01	% change	1H 02	1H 01	% change
Revenues	27.8	20.7	34.3%	56.3	39.2	43.6%
EBITDA	-2.4	-11.9	79.8%	-4.0	-14.1	71.6%
EBIT	-4.9	-13.5	63.7%	-8.7	-19.0	54.2%

During the second quarter of 2002, revenues in the Internet segment rose by 34.3% to EUR 27.8million, compared with the same period last year. Although growth in Internet demand was slower than expected, earnings improved due to continued streamlining of operations. EBITDA improved from EUR (11.9)million to EUR (2.4)million in 2002 and EBIT from EUR (13.5)million to EUR (4.9)million.

Subscriber figures in Austria continued to rise to 767,200 (+15.1% compared with the end of year 2001) until the end of June 2002, including 113,900 ADSL customers (+ 31.8% compared with year end 2001).

Czech On Line increased its subscriber number by 5.9% to 252.300 during the first half 2002. Revenue rose by 33.3% to EUR 2.6million during the second quarter 2002, compared with the same period last year, and EBITDA reached a level of EUR 0.4million (2Q 2001: EUR 0.2million).

Contact:

Martin Bredl
Telekom Austria's Company Spokesman
Tel: +43 (0) 059 059-1-11001
E-Mail: martin.bredl@telekom.at

Hans Fruhmann
Head of Investor Relations
Tel: +43 (0) 59059 1-20917
E-Mail: hans.fruhmann@telekom.at

Cubitt Consulting (UK)
Peter Ogden/Noga Villalon
Tel. +44 (0)20 7367 5100
E-Mail: peter.ogden@cubitt.com

Cubitt Inc (USA)
Mark Kollar
Tel: +1 212 896 1201
E-Mail: mark.kollar@cubitt.com

Disclaimer:

This news release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are usually accompanied by words such as "believe," "intend," "anticipate," "plan," "expect" and similar expressions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to, the following:

- the level of demand for telecommunications services or equipment, particularly with regard to access lines, traffic, bandwidth and new products;
- competitive forces in liberalized markets, including pricing pressures, technological developments, alternative routing developments and new access technologies, and our ability to retain market share in the face of competition from existing and new market entrants;
- the effects of our tariff reduction or other marketing initiatives;
- the regulatory developments and changes, including the levels of tariffs, the terms of interconnection, unbundling of access lines and international settlement arrangements;
- our ability to achieve cost savings and realize productivity improvements;
- the success of new business, operating and financial initiatives, many of which involve start-up costs, and new systems and applications, particularly with regard to the integration of service offerings;
- our ability to secure the licenses we need to offer new services and the cost of these licenses and related network infrastructure build-outs;
- the progress of our domestic and international investments, joint ventures and alliances, including the strategic partnership with Telecom Italia and its subsidiaries;
- the impact of our new business strategies and transformation program;
- the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital expenditures;
- the outcome of litigation in which we are involved;
- the level of demand in the market for our shares which can affect our business strategies;
- changes in the law including regulatory, civil servants and social security law, including pensions and tax law; and general economic conditions, government and regulatory policies, and business conditions in the markets we serve.

Figures included in this new release are unaudited.

- End –

TELEKOM AUSTRIA AG
CONSOLIDATED BALANCE SHEETS
(in EUR, millions omitted, except per share information)

	June 30, 2002 unaudited	December 31, 2001
ASSETS		
Current assets		
Cash and cash equivalents	43.2	26.4
Short-term investments	14.1	8.5
Accounts receivable, net of allowances of EUR 62.7 and EUR 47.1 as of June 30, 2002 and December 31, 2001	410.7	455.3
Receivables due from related parties	10.5	106.0
Inventories	84.9	55.8
Deferred tax assets	10.1	3.8
Prepaid expenses	62.0	25.4
Tax refunds	22.9	38.1
Other current assets	153.0	128.4
TOTAL CURRENT ASSETS	811.4	847.7
Property, plant and equipment, net	5,210.8	4,591.8
Intangible assets, at cost	1,557.8	94.0
Less accumulated amortization	(195.8)	(13.3)
	1,362.0	80.7
Investments in affiliates	12.4	510.6
Other investments	161.6	163.0
Deferred tax assets	188.7	323.9
Due from related parties	0.9	218.0
Other assets	1,047.3	991.6
TOTAL ASSETS	8,795.1	7,727.3
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Short-term borrowings	1,253.5	978.1
Accounts payable	459.9	439.5
Accrued liabilities	260.1	131.3
Payables to related parties	20.7	16.0
Deferred income	122.1	55.2
Income taxes payable	17.0	-
Other current liabilities	185.5	60.0
TOTAL CURRENT LIABILITIES	2,318.8	1,680.1
Long-term debt, net of current portion	2,388.6	2,005.2
Lease obligations, net of current portion	1,113.2	1,086.9
Employee benefit obligations	308.1	378.1
Other	104.7	76.6
Stockholders' equity		
Common stock, issued and outstanding shares 500,000,000 with par value of EUR 2.181	1,090.5	1,090.5
Additional paid in capital	452.5	451.7
Retained earnings	1,011.2	956.8
Accumulated other comprehensive income	7.5	1.4
TOTAL STOCKHOLDERS' EQUITY	2,561.7	2,500.4
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	8,795.1	7,727.3

TELEKOM AUSTRIA AG
CONSOLIDATED STATEMENTS OF OPERATIONS
(in EUR, millions omitted, except per share information)

		2Q 2002 unaudited	2Q 2001 unaudited	1H 2002 unaudited	1H 2001 unaudited
Operating revenues	a)	541.8	598.5	1,107.7	1,194.2
Operating expenses	b)				
Materials		(13.9)	(13.2)	(28.6)	(45.4)
Employee costs, including benefits and taxes		(108.0)	(144.5)	(246.2)	(308.3)
Idle workforce		(9.2)	(14.9)	(18.9)	(19.1)
Depreciation and amortization		(211.5)	(230.8)	(418.3)	(452.0)
Other operating expenses		(202.0)	(240.7)	(389.4)	(424.6)
OPERATING INCOME (LOSS)		(2.8)	(45.7)	6.3	(55.2)
Other income (expense)					
Interest income	c)	21.0	23.5	43.6	43.0
Interest expense	d)	(54.1)	(62.3)	(111.2)	(127.6)
Dividend income		0.0	(0.4)	0.0	0.5
Other, net		0.1	(17.3)	(3.2)	(21.3)
LOSS BEFORE INCOME TAXES AND EQUITY IN EARNINGS OF AFFILIATES		(35.9)	(102.3)	(64.5)	(160.6)
Equity in earnings of affiliates		60.6	41.5	143.4	113.6
Income tax expense (benefit)		(7.9)	15.0	(24.5)	11.5
NET INCOME (LOSS)		16.9	(45.8)	54.4	(35.5)
Basic and fully diluted earnings per share		0.04	(0.09)	0.11	(0.07)
a) includes revenues from related parties of		49.7	52.2	100.6	100.0
b) includes operating expenses from related parties of		48.1	41.6	89.5	80.3
c) includes interest income from related parties of		2.6	6.2	5.0	10.0
d) includes interest expense from related parties of		0.7	0.1	0.9	0.2

MOBILKOM AUSTRIA AG & Co KG and MOBILKOM AUSTRIA AG
COMBINED CONSOLIDATED STATEMENTS OF OPERATIONS
(in EUR, millions omitted)

	2Q 2002 unaudited	2Q 2001 unaudited	1H 2002 unaudited	1H 2001 unaudited
Operating revenues	454.7	411.1	906.9	823.3
Operating expenses				
Materials	(51.5)	(51.6)	(103.7)	(109.3)
Employee costs, including benefits and taxes	(40.2)	(30.7)	(77.3)	(61.0)
Depreciation and amortization	(67.2)	(67.4)	(133.2)	(124.0)
Other operating expenses	(199.9)	(197.8)	(374.5)	(362.7)
OPERATING INCOME	95.9	63.7	218.2	166.3
Other income (expense)				
Interest income	5.8	5.2	10.9	10.1
Interest expense	(14.1)	(13.5)	(26.8)	(24.4)
Write offs from investments	0.0	0.0	0.0	(0.5)
Other, net	(1.4)	5.5	(3.4)	3.7
Loss from at equity investees	(0.3)	0.0	(0.6)	0.0
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	85.9	60.8	198.3	155.2
Income tax benefit (expense)	(2.9)	0.3	(2.7)	(133.5)
Minority Interests	(3.3)	(6.3)	(5.1)	(4.4)
NET INCOME	79.7	54.8	190.5	17.3

TELEKOM AUSTRIA AG
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in EUR, millions omitted)

	2Q 2002 unaudited	2Q 2001 unaudited	1H 2002 unaudited	1H 2001 unaudited
Net Income (Loss)	16.9	(45.8)	54.4	(35.5)
Depreciation and other non-cash items	190.2	196.4	310.6	479.1
Change in working capital	136.9	131.0	166.7	(52.7)
Cash generated from operations	344.0	281.6	531.7	390.9
Cash from (used in) investing activities	(729.0)	(86.5)	(765.6)	(162.3)
Cash from (used in) financing activities	411.1	(187.8)	250.7	(230.2)
Effect of exchange rate changes	0.0	0.0	0.0	0.0
Net increase (decrease) in cash and cash equivalents	26.2	7.3	16.8	(1.6)
Cash and cash equivalents at beginning of period			26.4	17.7
Cash and cash equivalents at end of period			43.2	16.2

MOBILKOM AUSTRIA AG & Co KG and MOBILKOM AUSTRIA AG
COMBINED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in EUR, millions omitted)

	2Q 2002 unaudited	2Q 2001 unaudited	1H 2002 unaudited	1H 2001 unaudited
Net Income	79.7	54.8	190.5	17.3
Depreciation and other non-cash items	77.0	74.6	147.3	298.3
Change in working capital	59.0	65.4	22.9	(57.5)
Cash generated from operations	215.6	194.7	360.7	258.1
Cash from (used in) investing activities	(106.9)	(125.1)	(152.1)	(318.3)
Cash from (used in) financing activities	(96.7)	(101.4)	(110.4)	53.2
Effect of exchange rate changes	(0.2)	(5.2)	2.4	(3.3)
Net increase (decrease) in cash and cash equivalents	11.8	(37.0)	100.6	(10.3)
Cash and cash equivalents at beginning of period			8.9	37.0
Cash and cash equivalents at end of period			109.5	26.7

TELEKOM AUSTRIA AG
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(in EUR, millions omitted)

	Common stock		Additional		Accumulated other	Total
	Number of shares	Par value	paid in capital	Retained earnings	comprehensive income (loss)	stockholders' equity
Balance December, 2001	500,000,000	1,090.5	451.7	956.8	1.4	2,500.4
Comprehensive income						
Sale of call options, net of EUR (0.4) deferred income tax			0.8			0.8
Net income				54.4		54.4
Unrealized loss on securities, net of EUR 0.2 deferred income tax					(0.4)	(0.4)
Foreign currency translation adjustment					1.4	1.4
Change of fair value of financial instruments, net of EUR (2.8) deferred income tax					5.2	5.2
Total comprehensive income						60.5
Balance June 30, 2002 (unaudited)	500,000,000	1,090.5	452.5	1,011.2	7.6	2,561.8

TELEKOM AUSTRIA GROUP
Operating results by business segments

Total managed revenues

in EUR million	2Q 02	2Q 01	% change	1H 02	1H 01	% change	1H 01 unadjusted
Fixed line	494.4	541.3	-8.7%	1,007.0	1,109.0	-9.2%	1,244.4
Mobile communications	454.7	411.1	10.6%	906.9	823.3	10.2%	822.5
Data communications	80.5	77.9	3.3%	157.8	151.5	4.2%	151.5
Internet	27.8	20.7	34.3%	56.3	39.2	43.6%	39.2
Other & eliminations	-122.1	-101.4	20.4%	-230.2	-229.3	0.4%	-322.3
Total managed revenues	935.3	949.6	-1.5%	1,897.8	1,893.7	0.2%	1,935.3

Total managed EBITDA*

in EUR million	2Q 02	2Q 01	% change	1H 02	1H 01	% change
Fixed line*	208.6	208.5	0.0%	419.8	418.7	0.3%
Mobile communications	163.2	131.0	24.6%	351.4	290.3	21.0%
Data communications	11.6	3.3	251.5%	27.7	11.2	147.3%
Internet	-2.4	-11.9	79.8%	-4.0	-14.1	71.6%
Other & eliminations	-0.4	0.0	-	-0.4	0.0	-
Total managed EBITDA*	380.6	330.9	15.0%	794.5	706.1	12.5%

* excluding costs for idle work force

Total managed EBIT*

in EUR million	2Q 02	2Q 01	% change	1H 02	1H 01	% change
Fixed line*	8.8	-0.8	-	23.6	9.1	159.3%
Mobile communications	95.9	63.7	50.5%	218.2	166.3	31.2%
Data communications	2.4	-4.4	-	10.2	-4.4	-
Internet	-4.9	-13.5	63.7%	-8.7	-19.0	54.2%
Other & eliminations	0.0	-12.2	-	-0.1	-21.9	99.5%
Total managed EBIT*	102.2	32.8	211.6%	243.2	130.1	86.9%

* excluding costs for idle work force

Reconciliation between segmental results and consolidated results of Telekom Austria AG

in EUR million	2Q 02	2Q 01	% change	1H 02	1H 01	% change	1H 01 unadjusted
Fixed line	494.4	541.3	-8.7%	1,007.0	1,109.0	-9.2%	1,244.4
Data communications	80.5	77.9	3.3%	157.8	151.5	4.2%	151.5
Internet	27.8	20.7	34.3%	56.3	39.2	43.6%	39.2
Other & eliminations	-60.9	-41.4	-47.1%	-113.4	-105.5	-7.5%	-105.5
Consolidated revenues	541.8	598.5	-9.5%	1,107.7	1,194.2	-7.2%	1,329.6

in EUR million	2Q 02	2Q 01	% change	1H 02	1H 01	% change
Fixed line	8.8	-0.8	-	23.6	9.1	159.3%
Data communications	2.4	-4.4	-	10.2	-4.4	-
Internet	-4.9	-13.5	63.7%	-8.7	-19.0	54.2%
Other & eliminations	0.0	-12.1	-	0.0	-21.8	-
Consolidated EBIT	6.3	-30.8	-	25.1	-36.1	-
Idle workforce costs	-9.2	-14.9	38.3%	-18.9	-19.1	1.0%
Consolidated operating result	-2.9	-45.7	93.7%	6.2	-55.2	-

Telekom Austria Group
Operational Data

Fixed line

Lines and channels (in '000):	June 30, 2002	June 30, 2001	% change
PSTN access lines	2,704.1	2,821.4	-4.2%
Basic ISDN access lines	419.5	375.6	11.7%
Multi ISDN access lines	8.2	8.5	-3.5%
Total access lines	3,131.8	3,205.5	-2.3%
of these ADSL access lines	136.0	68.8	97.7%
Total access channels	3,788.0	3,827.6	-1.0%

Traffic minutes (in millions of minutes) during the period:	1H 2002	1H 2001	% change
Local	1,888	2,326	-18.8%
National long distance	401	421	-4.8%
Fixed-to-mobile	400	422	-5.2%
International	232	234	-0.9%
Internet dial-up	2,168	2,286	-5.2%
Total fixed line minutes	5,089	5,689	-10.5%
Total market share	55.3%	58.5%	
Carrier services:			
Incoming international	536	541	-0.9%
Outgoing international	555	512	8.4%

Internet

Subscribers ('in 000):	June 30, 2002	June 30, 2001	% change
Austria	767.2	515.5	48.8%
Czech Republic	252.3	206.7	22.1%

Employees of the Telekom Austria Group per business segment (Full-time equivalents)

(End of period)	June 30, 2002	June 30, 2001	change
Fixed Line*	11,033	13,322	-2,289
Mobile communications	3,518	3,285	233
Data communications	852	914	-62
Internet	359	307	52
Total	15,762	17,828	-2,066
* including idle workforce	602	957	-355

(Average of period)	1H 2002	1H 2001	change
Fixed Line*	11,424	13,786	-2,362
Mobile communications	3,487	3,103	384
Data communications	867	933	-66
Internet	373	268	105
Total	16,151	18,090	-1,939
* including idle workforce	812	612	200

Telekom Austria Group
Operational Data

Mobilkom Austria Group

(EUR million)	2Q 2002	2Q 2001	% change	1H 2002	1H 2001	% change
Revenues	454.7	411.1	10.6%	906.9	823.3	10.2%
EBITDA	163.2	131.0	24.6%	351.4	290.3	21.0%
EBIT	95.9	63.7	50.5%	218.2	166.3	31.2%

	June 30, 2002	June 30, 2001	% change
Subscribers ('000)	4,152.4	3,733.6	11.2%

Mobilkom Austria

(EUR million)	2Q 2002	2Q 2001	% change	1H 2002	1H 2001	% change
Revenues	365.9	343.3	6.6%	744.8	713.6	4.4%
EBITDA	133.6	113.8	17.4%	301.0	265.7	13.3%
EBIT	83.5	69.2	20.7%	200.6	176.7	13.5%
Monthly ARPU (EUR)	36.0	33.6	7.1%			

	June 30, 2002	June 30, 2001	% change
Subscribers ('000)	2,893.8	2,859.1	1.2%
Market share	42.8%	43.2%	
Mobile penetration	83.1%	81.8%	

VIPnet

(EUR million)	2Q 2002	2Q 2001	% change	1H 2002	1H 2001	% change
Revenues	72.7	58.1	25.1%	131.5	97.6	34.7%
EBITDA	29.4	22.6	30.1%	51.7	31.9	62.1%
EBIT	15.6	12.4	25.8%	25.5	13.1	94.7%
Monthly ARPU (EUR)	20.2	22.0	-8.2%			

	June 30, 2002	June 30, 2001	
Subscribers ('000)	956.9	677.3	41.3%
Market share	48.1%	48.5%	
Mobile penetration	45.3%	30.9%	

Si.mobil

(EUR million)	2Q 2002	2Q 2001	% change	1H 2002	1H 2001	% change
Revenues	19.0	11.1	71.2%	35.3	13.8	155.8%
EBITDA	0.4	-5.6	-	-0.7	-7.4	90.5%
EBIT	-2.8	-7.1	60.6%	-7.0	-9.3	24.7%
Monthly ARPU (EUR)	15.7	13.8	13.8%			

	June 30, 2002	June 30, 2001	% change
Subscribers ('000)	300.0	196.8	52.4%
Market share	21.7%	17.4%	
Mobile penetration	69.4%	56.6%	

mobilkom [liechtenstein]

(EUR million)	2Q 2002	2Q 2001	% change	1H 2002	1H 2001	% change
Revenues	0.9	0.3	200.0%	1.6	0.6	166.7%
EBITDA	0.1	-0.2	-	-0.1	-0.4	75.0%

	June 30, 2002	June 30, 2001	% change
Subscribers ('000)	1.7	0.4	325.0%

ITEM 2

TELE KOM AUS TRIA

Telekom Austria Group: 1H 2002 Results

August 27, 2002

Cautionary Statement

This presentation contains certain forward-looking statements. Actual results may differ materially from those projected or implied in such forward-looking statements. Forward-looking information involves risks and uncertainties that could significantly affect expected results. These risks and uncertainties are discussed in Telekom Austria's SEC filings, including, but not limited to, Telekom Austria's Form 6-K containing the relevant press release and certain sections of the Company's Annual Report on Form 20-F. Figures contained in this presentation are unaudited.

Agenda

- Key Developments
- Operational Highlights
- Financial Overview
- Outlook

Key Developments

Telekom Austria Group 1H Highlights

- Stabilization of fixed line market share
- Wireline margins benefit from cost-cutting and synergies from integration of data and Internet with the fixed line segment
- Strong operating performance in mobile, both domestically and abroad
- Acquisition of the remaining 25% stake in Mobilkom Austria
- Falling capex and strong operating performance strengthen cash flow and have a positive impact on net debt

Telekom Austria Group 1H 2002 Results



Total Managed Operating Revenues
(EUR million)
+0.2%
1,893.7
1,897.8
1H 2001
1H 2002
Total Managed EBITDA*
(EUR million)
+12.5%
706.1
794.5
1H 2001
1H 2002
* excluding costs for idle workforce
Consolid. Net Result of Telekom Austria
(EUR million)
54.4
1H 2001
1H 2002
-35.5

Operational Highlights

Wireline (Fixed Line, Data & Internet)

Key Financials

(EUR million)	2Q 02	2Q 01	% change	1H 02	1H 01	% change
Revenues	541.8	598.5	-9.5%	1,107.7	1,194.2	-7.2%
EBITDA*	217.7	199.9	8.9%	443.4	415.8	6.6%
EBITDA margin	40.2%	33.4%		40.0%	34.8%	
EBIT*	6.3	-30.8	-	25.1	-36.1	-
CAPEX	63.3	84.3	-24.9%	103.8	162.4	-36.1%
Idle work-force	9.2	14.9	-38.3%	18.9	19.1	-1.0%

** excluding costs for idle workforce*

Key Highlights

- Integration of fixed line, data and Internet well advanced
- Product portfolio restructured
- Improved market share
- Significant improvement in brand awareness and price perception
- Faster ADSL delivery time and better quality of service
- Potential for 10% additional network cost savings
- Focus on revenue generating capex

TELE KOM AUS TRIA

Fixed Line

Key Financials

(EUR million)	2Q 02	2Q 01	% change	1H 02	1H 01	% change
Revenues	494.4	541.3	-8.7%	1,007.0	1,109.0	-9.2%
EBITDA*	208.6	208.5	0.0%	419.8	418.7	0.3%
EBITDA margin	42.2%	38.5%		41.7%	37.8%	
EBIT*	8.8	-0.8	-	23.6	9.1	159.3%
CAPEX	56.5	69.9	-19.2%	87.5	141.1	-38.0%
Idle workforce	9.2	14.9	-38.3%	18.9	19.1	-1.0%

** excluding costs for idle workforce*

Key Highlights

- Stabilization of market share
- Revenue decline reflects price reductions and lower volumes
- Revenue decline mitigated by further cost reductions
- Headcount reduction in line with full-year target

TELEKOM AUSTRIA

Market Share Stabilization

- First market share gain since start of fixed line market liberalization
- Overall market share rises from 55.1% on March 31, 2002 to 55.3% on June 30, 2002
- Flattening call by call/preselection activities
- ADSL: Subscribers rise by 35,000 during 1H to 136,000 - reduced full-year target

Market Share Gains/Losses in 2002



(in %)
Jan.
Feb.
March
April
May
June
July
-1.3
-0.5
-0.2
-0.4
0.0
-0.2
-0.3
-0.3
0.3
0.0
0.7
0.5
1.0
0.7
Voice only
including internet dial-up

'000 TikTak Lines



53
133
212
346
519
June 30 01
Sep. 30 01
Dec. 31 01
Mar. 31 02
Jun.30 02

No. of Lines Using CbC or Preselection



(in Mio)
1.4
1.2
0.8
0.4
Jan. 1 00
Jul. 31 02

TELEKOM AUSTRIA

Cost Cutting Mitigates Revenue Decline

- Headcount reduced by 869 by June 30, full year target of up to about 1,500
- EUR 77.5 million of cost reductions

No. of Fixed Line Employees*


13,322
11,902
11,524
11,033
June 30, 01
Dec. 31, 01
March 31, 02
June 30, 02

*including idle workforce

Cost Reduction in 1H 02*

(EUR million)


Material
Employee costs*
Other
Total*
-17.6
-39.1
-20.8
-77.5

* excluding idle workforce costs, depreciation and amortization as well as reversal of early retirement provisions

Data Communications

Key Financials

(EUR million)	2Q 02	2Q 01	% change	1H 02	1H 01	% change
Operating revenues	80.5	77.9	3.3%	157.8	151.5	4.2%
EBITDA	11.6	3.3	251.5%	27.7	11.2	147.3%
EBITDA margin	14.4%	4.2%		17.6%	7.4%	
EBIT	2.4	-4.4	-	10.2	-4.4	-
CAPEX	3.3	10.1	-67.3%	9.9	15.3	-35.3%

Key Highlights

- Revenues increase in spite of intensified competition
- Acceleration of integration with fixed line key accounts
- 2Q margins impacted by bad debt provisions of EUR 3.6million
- Expected improvement by year-end

Internet

Key Financials

(EUR million)	2Q 02	2Q 01	% change	1H 02	1H 01	% change
Operating revenues	27.8	20.7	34.3%	56.3	39.2	43.6%
EBITDA	-2.4	-11.9	79.8%	-4.0	-14.1	71.6%
EBITDA margin	-8.6%	-57.5%		-7.1%	-36.0%	
EBIT	-4.9	-13.5	63.7%	-8.7	-19.0	54.2%
CAPEX	3.5	4.3	-18.6%	6.4	6.0	6.7%

Key Highlights

- June 30 subscriber figures rise by 15.1% in Austria and by 5.9% in the Czech Republic, compared with year end 2001
- Slower growth in dial-up and ADSL demand in line with industry trend
- Streamlining of operations to improve operating results

Wireline Marketing Focus in 2H 2002

- **Private and Professional:**
  - Focusing on increasing volumes of won-back customers through
    - aggressive mobilization of sales force
    - competitive and attractive product offering (e.g. SMS, UMS, etc.)
    - increasing customer loyalty
  - Change in price perception following new advertisement campaign
  - TikTak promotion up to 700.000 lines
  - Increasing sales force and enhancing service features for VAS
- **Business solutions:**
  - Acceleration of distribution - hiring experienced external sales force
  - Focus on high-end SME market
  - Control of sales performance (e.g. increasing number of customer visits)
- **ADSL - dial up:**
  - New promotion of simplified and enlarged ADSL private and business offerings
  - Push in regions with free capacities
  - Communication of reasonable content (e.g. PROXiTV, videochat)
  - Special summer surf promotion

TELE KOM AUS TRIA

Wireless (Mobile Communications)

Key Financials

(EUR million)	2Q 02	2Q 01	% change	1H 02	1H 01	% change
Operating revenues	454.7	411.1	10.6%	906.9	823.3	10.2%
EBITDA	163.2	131.0	24.6%	351.4	290.3	21.0%
EBITDA margin	35.9%	31.9%		38.7%	35.3%	
EBIT	95.9	63.7	50.5%	218.2	166.3	31.2%
CAPEX	88.6	86.8	2.1%	129.1	135.1	-4.4%

Key Highlights

- Subscriber growth in Austria and abroad
- Improved market position in Austria and abroad
- Seasonally weaker margins in 2Q in Austria and lower interconnection fees
- 40.4% EBITDA margin in Croatia in 2Q 2002
- EBITDA break-even in Slovenia in 2Q 2002
- MMS introduced in all major markets

TELE KOM AUS TRIA

Wireless - Geographic Breakdown

Revenues



(EUR million)
+10.6%
411.1*
454.7*
11.1
19.0
343.3
365.9
2Q 01
2Q 02
Mobilkom Austria
VIPnet
Si.mobil

EBITDA



(EUR million)
+24.6%
131.0*
163.2*
0.4
113.8
133.6
-5.6
2Q 01
2Q 02
Mobilkom Austria
VIPnet
Si.mobil

* Total consolidated figures

Mobilkom Austria - Profit Drivers

Market share rises to 42.8% in 2Q 2002

Number of Subscribers



(in 000)
2,834
2,859
2,810
2,850
2,842
2,894
1,480
1,482
1,417
1,411
1,397
1,413
47.8%
48.2%
49.6%
50.5%
50.8%
51.2%
1,354
1,377
1,393
1,439
1,445
1,480
March 31, 01
June 30, 01
Sep. 30, 01
Dec. 31, 01
March 31, 02
June 30, 02
Contract subscribers
Prepaid subsribers
Share of contract subscribers

Average Monthly ARPU's



(EUR)
32.9
33.6
35.9
34.0
34.1
34.4
36.0
1Q 01
2Q 01
3Q 01
4Q 01
FY 01
1Q 02
2Q 02

SRC and SAC



(EUR million)
SRC
SAC
37.6
46.2
40.0
40.5
18.2
28.1
25.8
28.6
24.0
28.0
13.1
15.5
11.8
17.6
16.0
12.5
5.1
12.6
1Q 01
2Q 01
3Q 01
4Q 01
1Q 02
2Q 02

TELE KOM AUS TRIA

VIPnet

Average Monthly ARPU's


(EUR)
20.9
22.0
22.0
19.7
21.1
19.1
20.2
1Q 01
2Q 01
3Q 01
4Q 01
FY 01
1Q 02
2Q 02

Subscribers


(,000)
604
677
755
856
911
957
March 01
June 01
Sep. 01
Dec. 01
March 02
June 02

Key Highlights

- Mobile penetration of 45.3%
- Subscribers rise by 41.3% as of June 30, 2002 compared to June 30, 2001
- Market share 48.1%
- EBITDA margin rises from 38.9% (2Q 01) to 40.4% (2Q 02)
- Relatively stable ARPU trend despite strong subscriber growth

TELE KOM AUS TRIA

Si.mobil

Average Monthly ARPU's



(EUR)
13.8
15.0
14.4
13.9
14.2
15.7
2Q 01
3Q 01
4Q 01
FY 01
1Q 02
2Q 02

Subscribers



(,000)
168
197
218
270
291
300
March 01
June 01
Sep. 01
Dec. 01
March 02
June 02

Key Highlights

- Mobile penetration of 69.4%
- Subscribers rise by 52.4% as of June 30, 2002, compared to June 30, 2001
- Share of contract subscribers increases to 42% on June 30, 2002 from 27% on June 30, 2001
- ARPU benefits from rising contract subscribers
- EBITDA positive in 2Q 2002

Financial Overview

Telekom Austria Group Figures

(EUR million)	2Q 02	2Q 01	% change	1H 02	1H 01	% change	1H 01 unadjusted
Total managed operating revenues	935.3	949.6	-1.5%	1,897.8	1,893.7	0.2%	1,935.3
Operat. results excl idle workforce costs:							
Total managed EBITDA	380.6	330.9	15.0%	794.5	706.1	12.5%	
Total managed EBIT	102.2	32.8	211.6%	243.2	130.1	86.9%	
Costs for idle workforce	9.2	14.9	-38.3%	18.9	19.1	-1.0%	
Consolid. net profit of Telekom Austria, with Mobilkom at-equity	16.9	-45.8	-	54.4	-35.5	-	
EPS	0.04	-0.09	-	0.11	-0.07	-	
Capex	151.9	171.1	-11.2%	232.9	297.5	-21.7%	

EBIT is defined as operating income plus costs for idle workforce, EBITDA as EBIT plus charges for depreciation and amortization.

Accounting Implication of Mobilkom Austria Transaction

- Completion of transaction on June 28, 2002 - Full purchase price EUR 692.8million
- Goodwill from acquisition EUR 506.5million
- Telekom Austria entitled to 100% of Mobilkom Austria's 2002 earnings
- Mobilkom Austria balance sheet consolidated as of June 30; Telekom Austria's 1H 2002 statement of operations includes 75% of Mobilkom Austria's earnings under the equity method
- Full consolidation of all accounts starting with 3Q 2002

TELE KOM AUS TRIA

1H Net Profit of Telekom Austria AG



243.2
Total managed EBIT
Mobilkom EBIT
-218.2
Idle workforce
-18.9
Net interest
-67.6
Other, net
-3.2
143.4
Equity in earnings of affiliates
Taxes
-24.5
54.4
Net income

Capex and Net Debt

- Capex falls by 21.7% during 1H 2002, compared to last year
- Reduction of full-year forecast from EUR 780million to EUR 750million
- Only slightly rising debt-to-equity ratio to 134% in spite of acquisition of Mobilkom stake

Capex



(EUR million)
-21.7%
297.5
162.4
232.9
103.8
1H 2001
1H 2002
Wireless
Wireline

Net Debt



(EUR million)
3,282.1
748.1
2,534.1
541.7
3,433.2
692.8 MK purchase price
2,740.4 net debt without MK acquistion
Dec 31, 01
Cash Generation
June 30, 02
Wireless
Wireline

TELEKOM AUSTRIA

Outlook

Full Year Outlook

Fixed Line	Concentration on increasing market share, marketing focus on products and distribution in the corporate customer segment; goal to maximize traffic volume and cost cutting to mitigate tariff reductions
Data	Continuation of margin improvement compared to last year
Internet	Lower costs outbalance reduced revenue growth due to lower demand
Mobile	Continuing strong operating performance both in Austria and abroad, intensified competition in Austria
Group	Slight increase in total managed EBITDA and further improvement in net result

Appendix

Fixed Line - Access Channels

(in thousands)	June 30, 2002	June 30, 2001	% change
PSTN access lines	2,704.1	2,821.4	-4.2%
Basic ISDN access lines	419.5	375.6	11.7%
Multi ISDN access lines	8.2	8.5	-3.5%
Total access lines	**3,131.8**	**3,205.5**	**-2.3%**
of these ADSL access lines	136.0	68.8	97.7%
thereof wholesale lines	22.1	10.0	121.0%
Total access channels	**3,788.0**	**3,827.6**	**-1.0%**

TELE KOM AUS TRIA

Fixed Line - Market Shares



(in %)
56.2
55.1
55.3
58.9
57.6
57.6
46.2
45.3
46.8
50.1
49.7
51.2
45.1
45.0
46.5
Total market share*
Local*
Long distance
Fixed-to-mobile
International
Dec. 31, 01
March 30, 02
June 30, 02

* including internet dial-up traffic

TELE KOM AUS TRIA

Fixed Line - Minutes

(in millions of minutes)	2Q 2002	2Q 2001	% change
Local	911	1,077	-15.4%
National long distance	200	202	-1.0%
Fixed-to-mobile	203	210	-3.3%
International	109	117	-6.8%
Internet dial up	1,016	1,098	-7.5%
Total fixed line minutes	**2,439**	**2,704**	**-9.8%**
Carrier services:			
Incoming international	256	292	-12.5%
Outgoing international	257	294	-12.7%

Fixed Line - Average Tariffs

(EUR/minute)


2Q 01
2Q 02
0.055
0.048
0.068
0.056
0.206
0.193
0.251
0.221
0.018
0.016
0.089
0.082
Local
Long distance
Fixed to mobile
International
Internet dial-up
Total average*

* excluding Internet dial-up tariff

TELE KOM AUS TRIA

Mobile Subscribers

Customers ('000s)	June 30, 2002	June 30, 2001	% change
Austria			
Contract	1,480.4	1,376.6	7.5%
Prepaid	1,413.4	1,482.4	-4.7%
Total	**2,893.8**	**2,859.1**	**1.2%**
Croatia			
Contract	138.7	73.0	90.0%
Prepaid	818.2	604.3	35.4%
Total	**956.9**	**677.3**	**41.3%**
Slovenia			
Contract	126.3	52.3	141.6%
Prepaid	173.7	144.5	20.2%
Total	**300.0**	**196.8**	**52.4%**
Liechtenstein	1.7	0.4	**325.0%**
Total Group	**4,152.4**	**3,733.6**	**11.2%**

TELE KOM AUS TRIA

Mobilkom Austria's Traffic Development

	2Q 2002	2Q 2001
Charged minutes (millions) *	1,011.2	903.5
Non charged minutes (millions) *	907.4	778.4
Average number of customers ('000s)	2,868.9	2,846.5
Minutes per customer per month - charged	117.5	105.8
non charged	105.4	91.2

* Rated MOUs of Mobilkom customers

TELE KOM AUS TRIA

Mobilkom Austria - Mobile Data



Data as % of Airtime Revenues
8.9
9.3
2Q 01
2Q 02



GPRS Customers
26,000
38,000
55,600
Dec. 31, 01
March 31, 02
June 30, 02



No. of SMS per Quarter
(million)
106.7
101.6
113.5
126.3
129.0
117.9
1Q 01
2Q 01
3Q 01
4Q 01
1Q 02
2Q 02

Internet Subscribers

Austria



Customers ('000s)
515
457
767
653
June 30, 01
June 30, 02
Dial-up
ADSL

*Including 95,000 subscribers acquired during 2Q 01

Czech Republic



Customers ('000s)
207
252
June 30, 01
June 30, 02

Headcount* Development

(average of period)	1H 2002	1H 2001	Change
Fixed Line**	11,424	13,786	-2,362
Mobile	3,487	3,103	384
Data	867	933	-66
Internet	373	268	105
Telekom Austria Group	**16,151**	**18,090**	**-1,939**
**including idle workforce	812	612	200

(end of period)	June 30, 2002	June 30, 2001	Change
Fixed Line**	11,033	13,322	-2,289
Mobile	3,518	3,285	233
Data	852	914	-62
Internet	359	307	52
Telekom Austria Group	**15,762**	**17,828**	**-2,066**
**including idle workforce	602	957	-355

* = Full-time-equivalents

TELE KOM AUS TRIA

Fixed Line - Revenue Breakdown

(EUR million)	2Q 02	2Q 01	% change	1H 02	1H 01	% change
Traffic revenues	114.4	152.7	-25.1%	242.6	316.3	-23.3%
Monthly rental	154.8	159.9	-3.2%	309.7	317.5	-2.5%
Interconnection	87.7	92.3	-5.0%	182.8	182.7	0.1%
Leased lines	61.7	58.9	4.8%	118.5	128.2	-7.6%
Equipment	24.5	22.2	10.4%	44.2	46.9	-5.8%
Other	51.3	55.3	-7.2%	109.2	117.4	-7.0%
Total fixed line operating revenues	**494.4**	**541.3**	**-8.7%**	**1,007.0**	**1,109.0**	**-9.2%**

Fixed Line - Expense Breakdown

(EUR million)	1H 2002	1H 2001	% change
Material expense	26.1	43.7	-40.3%
Employee costs (excl.idle workforce)	213.3	277.9	-23.2%
Depreciation and amortization	396.2	409.6	-3.3%
Interconnection	154.3	163.6	-5.7%
Other	193.6	205.1	-5.6%
Total fixed line operating expenses	**983.5**	**1,099.9**	**-10.6%**

Mobile - Revenue Breakdown

(EUR million)	2Q 02	2Q 01	% change	1H 02	1H 01	% change
Traffic revenues	248.7	218.9	13.6%	475.0	413.8	14.8%
Monthly rental	68.5	61.2	11.9%	136.2	123.7	10.1%
Equipment	36.3	37.8	-4.0%	71.3	79.8	-10.7%
Roaming	29.5	28.8	2.4%	74.9	76.2	-1.7%
Interconnection	66.4	67.5	-1.6%	134.4	132.5	1.4%
Other	8.8	4.2	109.5%	18.6	8.5	118.8%
Discounts	-3.5	-7.3	-52.1%	-3.5	-11.2	-68.8%
Total mobile operating communications revenues	**454.7**	**411.1**	**10.6%**	**906.9**	**823.3**	**10.2%**

Mobile - Expense Breakdown

(EUR million)	1H 2002	1H 2001	% change
Material expense	103.7	109.3	-5.1%
Employee costs	77.3	61.0	26.7%
Depreciation and amortization	133.2	124.0	7.4%
Interconnection	88.4	79.8	10.8%
Other	286.2	282.9	1.2%
Total mobile communications operating expenses	**688.8**	**657.0**	**4.8%**

TELE KOM AUS TRIA

Operating Revenues by Segment

(EUR million)	2Q 02	2Q 01	% change	1H 02	1H 01	% change	1H 01 unadjusted
Fixed line services	494.4	541.3	-8.7%	1,007.0	1,109.0	-9.2%	1,244.4
Data communications services	80.5	77.9	3.3%	157.8	151.5	4.2%	151.5
Internet	27.8	20.7	34.3%	56.3	39.2	43.6%	39.2
Intersegmental eliminations & other	-60.9	-41.4	-47.1%	-113.4	-105.5	-7.5%	-105.5
Consolidated operating revenues	**541.8**	**598.5**	**-9.5%**	**1,107.7**	**1,194.2**	**-7.2%**	**1,329.6**
Mobile communications services	454.7	411.1	10.6%	906.9	823.3	10.2%	822.5
Intersegmental eliminations	-61.2	-60.0	-2.0%	-116.8	-123.8	5.7%	-216.8
Total managed operating revenues	**935.3**	**949.6**	**-1.5%**	**1,897.8**	**1,893.7**	**0.2%**	**1,935.3**

TELE KOM AUS TRIA

EBITDA by Segment - Excluding Idle Workforce Costs

(EUR million)	2Q 02	2Q 01	% change	1H 02	1H 01	% change
Fixed line services	208.6	208.5	0.0%	419.8	418.7	0.3%
Data communications services	11.6	3.3	251.5%	27.7	11.2	147.3%
Internet	-2.4	-11.9	79.8%	-4.0	-14.1	71.6%
Intersegmental eliminations & other	-0.1	0.0	-	-0.1	0.0	-
Consolidated EBITDA	**217.7**	**199.9**	**8.9%**	**443.4**	**415.8**	**6.6%**
Mobile communications services	163.2	131.0	24.6%	351.4	290.3	21.0%
Intersegmental eliminations & other	-0.3	0.0	-	-0.3	0.0	-
Total managed EBITDA	**380.6**	**330.9**	**15.0%**	**794.5**	**706.1**	**12.5%**
Consolidated EBITDA excluding idle workforce costs	**217.7**	**199.9**	**8.9%**	***443.4***	***415.8***	**6.6%**
Costs for idle workforce	-9.2	-14.9	38.3%	-18.9	-19.1	1.0%
Consolidated EBITDA	**208.5**	**185.0**	**12.7%**	***424.5***	***396.7***	**7.0%**

TELEKOM AUSTRIA

EBIT by Segment - Excluding Idle Workforce Costs

(EUR million)	2Q 02	2Q 01	% change	1H 02	1H 01	% change
Fixed line services	8.8	-0.8	-	23.6	9.1	159.3%
Data communications services	2.4	-4.4	-	10.2	-4.4	-
Internet	-4.9	-13.5	63.7%	-8.7	-19.0	54.2%
Intersegmental eliminations & other	0.0	-12.1	-	0.0	-21.8	-
Consolidated EBIT	**6.3**	**-30.8**	**-**	**25.1**	**-36.1**	**-**
Mobile communications services	95.9	63.7	50.5%	218.2	166.3	31.2%
Intersegmental eliminations & other	0.0	-0.1	-	-0.1	-0.1	0.0%
Total managed EBIT	**102.2**	**32.8**	**211.6%**	**243.2**	**130.1**	**86.9%**
Consolidated EBIT excluding idle workforce costs	**6.3**	**-30.8**	**-**	**25.1**	**-36.1**	**-**
Costs for idle workforce	-9.2	-14.9	38.3%	-18.9	-19.1	1.0%
Consolidated EBIT	**-2.9**	**-45.7**	93.7%	**6.2**	**-55.2**	**-**

Capital Expenditures*

(EUR million)	1H 2002	1H 2001	% change
Fixed Line	87.5	141.1	-38.0%
Data Communications	9.9	15.3	-35.3%
Internet	6.4	6.0	6.7%
Mobile Communications	129.1	135.1	-4.4%
Telekom Austria Group	**232.9**	**297.5**	**-21.7%**

* Additions to property, plant & equipment

TELE KOM AUS TRIA

Net Debt - Telekom Austria Group

(EUR million)	June 30, 02	Dec. 31, 01
Long-term debt	2,388.7	2,005.2
Short-term debt	1,253.5	978.1
- Cross border lease, included in s/t debt	-112.4	-87.5
+ Capital lease obligations	10.8	7.5
+ Related Parties	3.0	-
- Intercompany accounts with Mobilkom Austria	-1.3	-286.5
Cash and cash equivalents and short-term investments	-57.2	-34.9
Financial instruments, included in other assets	-51.9	-47.9
Net debt Telekom Austria	**3,433.2***	**2,534.0**
Long-term debt	-	668.0
Short-term debt	-	37.2
- Cross border lease, included in s/t debt	-	-23.7
+ Capital lease obligations	-	7.0
Intercompany accounts with Telekom Austria	-	68.5
Cash and cash equivalents and short-term investments	-	-8.9
Net debt Mobilkom Austria	-	**748.1**
Net debt of Telekom Austria Group	**3,433.2**	**3,282.1**
Shareholders' equity	2,561.7	2,500.4
Net debt/equity	**134.0%**	**131.3%**

* including Mobilkom Austria

TELEKOM AUSTRIA

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEKOM AUSTRIA AG

By:
Name: Heinz Sundt
Title: Chief Executive Officer

By:
Name: Stefano Colombo
Title: Chief Financial Officer

Date: August 27, 2002